Exhibit (a)(10) Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (Pink Sheets: TAROF)
CONTACT
Roanne Kulakoff
Kekst and Company
(212) 521-4827

FOR IMMEDIATE RELEASE
Hawthorne, NY, January 6, 2009

SUN REFUSES TO ACCEPT TARO’S OFFER TO MEDIATE

Hawthorne, NY, January 6, 2009 – Taro Pharmaceutical Industries Ltd. (“Taro,” the “Company,” Pink Sheets: TAROF) said today that Sun Pharmaceutical Industries Ltd. (“Sun”) has refused to accept Taro's latest proposal to engage in mediation in an effort to resolve all of the outstanding issues between Taro and Sun.  Sun had previously rejected both Taro's suggestion of a meeting of principals, as well as Taro's offer to submit Sun's merger proposal to a vote of Taro's public shareholders.

Taro stated that its proposals for a face to face meeting and for mediation were entirely consistent with the suggestion of the Israeli Supreme Court that all parties to the current dispute—Taro, Sun and Templeton— work together to seek to a resolution.  Contrary to Sun’s public statements, Taro has never refused to negotiate; it was Sun who rejected out-of-hand Taro's proposal for a face-to-face meeting of the parties.

“The fact is that it is Sun, not Taro, that has refused to negotiate.  Even as late as today, Sun still is unwilling to sit down with Taro in an attempt to resolve this dispute.  Now Sun has even refused to accept the concept of mediation,” Taro said.

Taro also noted that Sun appeared to be unwilling to include Templeton, Taro's largest public shareholder, in any discussions.  “Templeton is a party to the lawsuit pending before the Israeli Supreme Court, and has nearly enough shares to veto a merger all by itself,” Taro stated.  “Clearly, there cannot be any meaningful chance of resolving this dispute if Sun is unwilling to include Templeton in the negotiations.”

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Taro Pharmaceutical Industries Ltd.

Taro stated that its Board of Directors had unanimously rejected Sun's recent $9.50 merger proposal, because it was substantially lower than the price Sun paid to acquire an eight percent minority interest from another shareholder in February 2008, and represented a step backward from the $10.25 merger proposal Sun made last April, which Taro's financial advisor opined at the time was inadequate.  Taro stated that, while Sun has been attempting to portray its offer as an improvement over its original $7.75 bid, which was rejected by Taro's shareholders in July 2007, in fact the new offer constituted an effort to renege on its offer of April 2008, and that Taro's Board did not view this as a constructive way to begin a good faith negotiation.  Taro added, “If Sun was truly serious about its $9.50 proposal and thought that it had any chance of being accepted by Taro shareholders, it certainly would not have rejected Taro's offer to put it to a shareholder vote.”

Taro added that, “If Sun is unwilling to sit down with us and Templeton in face-to-face negotiations, then Sun should either engage in mediation, or agree to the shareholder referendum.  Sun can choose any one of these three alternatives -- face to face negotiations, a shareholder vote on a merger at any price of Sun's choosing, or mediation under the auspices of the Israeli Supreme Court.  Unfortunately, to date Sun has only been willing to make low-ball offers and ‘negotiate’ through the press.”

About Taro

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.

For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances that the Company “believes,” or “expects” to happen, or similar language.  Although Taro believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurance that its expectations will be attained.  Taro believes this release should be read in conjunction with all of its filings with the United States Securities and Exchange Commission and cautions its readers that these forward-looking statements are subject to certain events, risks, uncertainties, and other factors. Certain factors that could cause or contribute to such differences include, among other things the outcome of litigation with Sun, general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory actions and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F.

Taro Pharmaceutical Industries Ltd.

Forward-looking statements speak only as of the date they are made. Taro undertakes no obligation to update, change or revise any forward-looking statements, whether as a result of new information, additional or subsequent developments or otherwise.

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